UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

INVITEL HOLDINGS A/S

(Name of Subject Company)

INVITEL HOLDINGS A/S

(Names of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE €0.01 PER SHARE

(Title of Class of Securities)

K49769 100

(CUSIP Number of Class of Securities)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE

(Title of Class of Securities)

46186X106

(CUSIP Number of Class of Securities)

Robert Bowker

Chief Financial Officer, Invitel Holdings A/S

Puskás Tivadar, u. 8-10, H-2040

Budaörs, Hungary

Telephone: +011 (36-1) 801-1500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Mark L. Mandel, Esq.

David Johansen, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036-2787

Telephone: 212-819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by Invitel Holdings A/S (the “Company” or “Invitel”), with the Securities and Exchange Commission (the “SEC”) on December 18, 2009, relating to the tender offer by Hungarian Telecom (Netherlands) Cooperatief N.A., a cooperative association organized under the laws of The Netherlands (“Mid Europa”) which is indirectly wholly owned by (i) Mid Europa III Management Limited, a limited company organized under the laws of Guernsey, Channel Islands (“Management Limited”), (ii) Mid Europa III GP LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“GP LP”), (iii) Mid Europa Fund III LP, a limited partnership organized under the laws of Guernsey, Channel Islands (the “Fund”), (iv) Hungarian Telecom LP, a limited partnership organized under the laws of Guernsey, Channel Islands (“HungarianTelecom” and, together with the Fund, GP LP and Management Limited, the “Mid Europa Entities”), each of which is directly or indirectly advised by Mid Europa Partners LLP, a limited liability partnership organized and existing under the laws of the United Kingdom, (the “Sponsor” and, together with Mid Europa and the Mid Europa Entities, the “Mid Europa Group”), pursuant to which Mid Europa has offered to acquire any and all of the outstanding Invitel Shares and any and all of the outstanding Invitel ADSs that are not already owned by Mid Europa, at a price of $4.50 per Invitel Share or Invitel ADS net to the seller in cash, without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2009, and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement filed by the Mid Europa Group under cover of Schedule TO with the SEC on December 7, 2009, as amended by Amendment No. 1 thereto filed by the Mid Europa Group and certain of its affiliates with the SEC on December 22, 2009. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

In Item 8 of the Schedule 14D-9, the first sentence under the caption “Forward-Looking Statements,” is hereby amended and restated to read in its entirety as follows:

“Certain statements contained herein may constitute forward-looking statements that involve risks and uncertainties.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVITEL HOLDINGS A/S

By:	/s/ ROBERT BOWKER
Name:	Robert Bowker
Title:	Chief Financial Officer

Dated: December 30, 2009